UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-190863), and the prospectus included therein, of Tasman Metals Ltd. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                TASMAN METALS LTD.
                (Registrant)

Date      May 15, 2014                                                                                             By     /s/ Mark Saxon
                 Mark Saxon, President and CEO

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_________________________________________________________________________________________________________________________________________

Tasman Metals Ltd.

 PRESIDENT’S REPORT TO SHAREHOLDERS
NOTICE OF ANNUAL GENERAL MEETING
MANAGEMENT PROXY CIRCULAR

_________________________________________________________________________________________________________________________________________

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD

THURSDAY, JUNE 12, 2014
2:00 P.M. (PACIFIC)
SUITE 1305, 1090 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA

TASMAN METALS LIMITED
President’s Report to the Shareholders

I am pleased to present the President's Report for Tasman Metals Ltd’s (“Tasman”) fourth year of operation.  The Company’s focus remains on development of the 100% owned Norra Kärr heavy rare earth element (REE) and zirconium project in southern Sweden.  Norra Kärr is one of the rare earth sectors most significant projects, being the 4th largest by contained heavy rare earth elements and with an usual enrichment of the high value heavy rare earth elements.

Norra Kärr has emerged as the answer to European rare earth element security, as the size and grade of the project and its proximity to infrastructure, skilled personnel and chemical requirements means it can provide long term REE supply with little currency, political or transport risk.

Market conditions have remained challenging in the mining sector during the past 12 months.  While rare earth element prices have now stabilised, few financing opportunities have arisen and most rare earth element projects no longer receive significant funding.  While work was slowed by Tasman to reflect the constrained market, the Company has prudently managed its available capital, and retained 100% ownership of all its projects.

Numerous achievements have been made at Norra Kärr in the fields of metallurgy, permitting and community engagement.  The highlight of this activity was the granting of a 25-year (then renewable) Mining Lease following the submission of extensive technical, environmental and social data, which provides a high level of permit security to Tasman.

Furthermore, Tasman was able to take advantage of the subdued market conditions to acquire and advance the Olserum heavy rare earth element project and the Yxsjöberg tungsten projects at low cost.

Tasman maintains a strong cash position with focussed and experienced management. The Company is well placed to provide Europe with a robust supply option for rare earth elements.  Through Norra Karr, the metals we rely upon for the next generation of technology, energy efficiency and medicine can be produced in a environmentally and culturally sustainable way, under first world conditions for at least 40 years.

We look forward to the year ahead, with anticipated milestones including delivery of a pre-feasibility study (PFS).

On behalf of the Board of Directors, I would like to thank our highly capable staff and consultants for their dedicated efforts during the year and our shareholders and stakeholders for your continued support.

“Mark Saxon”

Mark Saxon
President and CEO
Vancouver, British Columbia Canada,
May 8, 2014

TASMAN METALS LTD.
#1305 - 1090 West Georgia Street
Vancouver, BC    V6E 3V7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders (the “Meeting”) of Tasman Metals Ltd. (the “Company”) will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Thursday, June 12, 2014 at 2:00 p.m. (Pacific time), for the following purposes:

1.	To receive the President's Report to the Shareholders of the Company;

2.	To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2013, together with the report of the auditors therein;

3.	To fix the number of directors at six (6);

4.	To elect directors;

5.	To appoint D+H Group LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

6.	To consider and, if thought fit, to pass an ordinary resolution to approve a new 10% stock option plan of the Company, as more particularly described in the Management Information Circular; and

7.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is the President's Report, as well as a Management Information Circular, a Form of Proxy and a Request Form for Annual and Interim Financial Statements.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice of Meeting.

To be valid, the accompanying Form of Proxy, duly completed, dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or delivered to the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 8th day of May, 2014.

By Order of the Board of Directors

“Mark Saxon”

Mark Saxon,
President & CEO

TASMAN METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at May 8, 2014 unless indicated otherwise)

SOLICITATION OF PROXIES

This management information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Tasman Metals Ltd. (the “Company”) for use at the Annual Meeting of Shareholders of the Company (and any adjournment thereof) to be held on June 12, 2014 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers (“Management’s Nominees”) of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (the “Transfer Agent”), Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a Company, by a duly authorized officer or attorney of the Company, and delivered to the head office of the Company, located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 (Attention: Corporate Secretary), at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the common shares of the Company (“Common Shares”) they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBOs”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs.  By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting instructions can be found on the VIF.  The Transfer Agent will tabulate the results of the VIF’s received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above, however, the Company has not agreed to pay to distribute the proxy-related materials to the OBOs and, unless the intermediaries acting for such OBOs agree to assume the cost of such delivery, OBOs will not receive the proxy related materials for the Meeting.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of Management’s Nominees as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH SHARES WILL BE VOTED AS DIRECTED BY MANAGEMENT OF THE COMPANY FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  If any amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value.  As at May 8, 2014 (the “Record Date”), the Company had 66,141,922 Common Shares issued and outstanding.

Only shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at the Transfer Agent and will be available at the Meeting.  Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as of the close of business on May 8, 2014.

ELECTION OF DIRECTORS

The board of directors (the “Board”) presently consists of six directors and shareholders will be asked at the Meeting to determine the number of directors at six for the ensuing year. It is proposed that six directors be elected for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the Management’s Nominees proposed by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director (a “proposed director”), the province and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, Province or State and Country of Residence(1)	Principal Occupation During Past Five Years(1)	Date Became a Director	Number of Common Shares beneficially owned or controlled or directed, directly or indirectly(2)
MARK SAXON President, Chief Executive Officer (“CEO”) & Director (resident of Victoria, Australia)

Professional Geologist. President and CEO of the Company.  Founding director of Flinders Resources       Limited (“Flinders”), Darwin Resources Corp. (“Darwin”) and Mawson Resources Limited (“Mawson”).  Mr. Saxon is a Fellow of the Australasian Institute of Mining and Metallurgy and a member the Australian Institute of Geoscientists.
		October 22, 2009	2,721,632(3)
NICK DEMARE Chief Financial Officer (“CFO”) & Director (resident of British Columbia, Canada)

Chartered Professional Accountant.  President of Chase Management Ltd. (“Chase”) since 1991.  Chase is a private company which provides accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSX Venture Exchange (the “TSXV”) or the TSX and its predecessors.  He also serves as an officer and/or director of a number of publicly listed companies.  Mr. DeMare is a founding director of the Company and a number of other companies.  Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.

		October 22, 2009	2,727,809
DAVID HENSTRIDGE (4), (6), (7) and (8) Non-Executive Chairman & Director (resident of Victoria, Australia)	Self-employed professional geologist, Mr. Henstridge was the President & CEO of Tumi Resources Limited (“Tumi”) from January 2000 to January 2013. Founding director of the Company, Tumi, Mawson, Tinka Resources Limited and Kola Mining Corp. Mr. Henstridge has a B.Sc. (Hons) in Geology and is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the both the Australian Institute of Geoscientists and the Geological Society of Australia.	October 22, 2009	2,655,088

Name, Position, Province or State and Country of Residence(1)	Principal Occupation During Past Five Years(1)	Date Became a Director	Number of Common Shares beneficially owned or controlled or directed, directly or indirectly(2)
MICHAEL HUDSON Director (resident of Victoria, Australia)

Professional Geologist.  President CEO, Chairman and a founding director of Mawson.  Mr. Hudson, is also a founding director of the Company, Flinders and Darwin, graduated from the University of Melbourne in 1991 with a B.Sc. (Hons) in Geology and holds a Graduate Diploma of Applied Finance and Investment through the Financial Services Institute of Australia (FINSIA) obtained in 2005. He is a Fellow of the Australasian Institute of Mining and Metallurgy and Member of both the Society for Economic Geologists and Australian Institute of Geoscientists.

		October 22, 2009	2,686,652 (5)
ROBERT G. ATKINSON (4) , (6), (7) and (8) Director (resident of British Columbia, Canada)	Self-employed businessman and Vice Chairman of Spur Ventures.	October 22, 2009	575,272
GILLYEARD (GIL) LEATHLEY (4), (6), (7) and (8) Director (resident of British Columbia, Canada)	Qualified Mine Surveyor and Industrial Engineer. Chief Operation Officer of Sunward Resources Ltd. since 2011. Previously, independent mining consultant from January 2000 to November 2010.	September 13, 2011	22,000

NOTES:

(1)	The information as to the residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)
The information as to Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(3)
Of this total, 2,380,546 shares are held through Floresta Trust, a family trust of which Mark Saxon is the trustee and 56,086 shares are held through Ridley Super Fund, a trust fund of which Mark Saxon is the trustee.

(4)	Denotes member of Audit Committee.

(5)
Of this total, 2,355,546 shares are held through Elwood Partners Discretionary Trust, a family trust of which Michael Hudson is the trustee and 56,106 shares are held through Sultana Super Fund, a trust fund of which Michael Hudson is the trustee.

(6)	Denotes member of Compensation Committee.

(7)	Denotes member of Nominating Committee.

(8)	Denotes member of Corporate Governance Committee.

 Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, none of the proposed directors of the Company or any of their personal holding companies:

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer of the company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

None of the proposed directors or any of their personal holding companies has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Nick DeMare was an independent director of Andean American Gold Corp. (“Andean American”) until January 2011.  On August 2, 2007, Andean American was issued a cease trade order by the British Columbia Securities Commission (“BCSC”) for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed National Instrument 43-101 – Standards of Disclosure to Mineral Projects (“NI 43-101”) technical report.  On October 22, 2007, Andean American filed an amended NI 43-101 technical report and issued a clarifying news release.  The cease trade order was lifted and the shares resumed trading on October 24, 2007.

Nick DeMare is a director of Salazar Resources Limited (“Salazar”).  On September 10, 2010, the BCSC issued a cease trade order against Salazar for failing to file a technical report on its Curipamba project in Ecuador supporting its disclosure concerning mineral resource estimates on a news release dated February 25, 2009.  Salazar filed a new technical report and the cease trade order was revoked by the BCSC on October 14, 2010 and its shares resumed trading on October 18, 2010.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

1.	a CEO of the Company;

2.	a CFO of the Company,

3.
each of the Company’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the August 31, 2013 financial year; and

4.	each individual who would be a NEO under paragraph 3 but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity as at August 31, 2013.

During the financial year ended August 31, 2013, the Company had three NEOs:  Mark Saxon, President and CEO, Nick DeMare, CFO, and James Powell, Vice-President Corporate Development.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION, PHILOSOPHY AND OBJECTIVES

The Board meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers (or NEOs) is fair and reasonable.  The Board as a whole recommends levels of executive compensation that are competitive and motivating, commensurate with the time spent by executive officers in meeting their obligations and reflective of compensation paid by companies similar in size and business to the Company.  The Compensation Committee also evaluates, approves and recommends to the Board all executive compensation arrangements, agreements and awards prior to their commitment. While Board members, including Compensation Committee members, do not have direct employment experience related to executive compensation, the Board relies on their business experience in assessing compensation levels.

 ANALYSIS OF ELEMENTS

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan (the “Option Plan”).  A description of the significant terms of the Option Plan, as proposed to be amended and restated, is found under the heading “Particulars of Matters to be Acted Upon –Approval of Amended and Restated Option Plan”.

The Company does not determine executive compensation based on the share price performance.  Overall the salaries or consulting fees payable to the NEOs, in particular to the Company’s CEO, have had a minor upward trend in order to provide competitive levels of compensation necessary to attract and maintain executive talent.

The Board has considered the implications of the risks associated with the Company's compensation practices. The Board acknowledges that the Company, as a junior natural resource company, does not presently generate any revenues, and that all management compensation to date has been derived solely from cash in the Company's treasury, acquired by way of equity financings to date, and the grant of incentive stock options to management personnel and employees. Salary compensation to the Named Executive Officers is provided for under verbal understandings or written consulting agreements with the Named Executive Officers' management companies.  The contract with Mark Saxon specifies the terms and monthly base salary rates which the Company is obligated to pay, subject to the termination provisions thereunder (See “Termination and Change of Control Benefits”, for details). Upon the occurrence of certain events, the Company's early termination of these contracts may also trigger additional balloon payments, which could adversely impact the Company's working capital. However, in order to provide necessary oversight and to mitigate against the risks posed by any management contracts, the Board has adhered to the policy of requiring the Compensation Committee to evaluate and approve of all executive compensation arrangements and awards prior to their commitment. The Compensation Committee will also review the terms of executive level management contracts on an annual basis. At present, the Board has determined that the current executive compensation levels are not excessive, and are in line with other companies of similar stature.

OPTION-BASED AWARDS

The Company has no long-term incentive plans other than the Option Plan.  The Company’s directors, officers, employees and certain consultants are entitled to participate in the Option Plan.  The Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Option Plan aligns the interests of the NEOs and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s Common Shares.

Options are granted by the Board. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs and the Board.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

•	parties who are entitled to participate in the Option Plan;

•
the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the TSX Venture Exchange from the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Option Plan.  The Board reviews and approves grants of options on an annual basis and periodically during a financial year.

There is no restriction on NEOs or directors regarding the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units or exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by the NEO or director for the financial year ended August 31, 2013.

No NEO or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company from November 3, 2009 (date of commencement of trading) to August 31, 2013 with the cumulative total return of the S&P/TSXV Composite Index:

CUMULATIVE TOTAL SHAREHOLDER RETURNS
TASMAN METALS LIMITED VS TSXV COMPOSITE INDEX

	November 3, 2009	August 31, 2010	August 31, 2011	August 31, 2012	August 31, 2013
TSM	100	202	656	260	127
S&P/TSXV Composite	100	108	116	108	114

The Company does not determine executive compensation based on the share price performance.  Overall the salaries or consulting fees payable to the NEOs, in particular to the Company’s CEO, have had a minor upward trend in order to provide competitive levels of compensation necessary to attract and maintain executive talent.

SUMMARY COMPENSATION TABLE

During the financial year ended August 31, 2013, the Company had three (3) NEOs, namely: Mark Saxon, President and CEO, Nick DeMare, CFO and James Powell, Vice-President Corporate Development. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2013, 2012 and 2011 in respect of the NEOs of the Company.  For the information concerning compensation related to previous years, please refer to the Company’s previous Management Proxy Circulars available at www.sedar.com:

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Mark Saxon President & CEO	2013 2012 2011	162,000 162,000 158,250	Nil Nil Nil	Nil 432,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	162,000 594,000 158,250

Nick DeMare CFO	2013 2012 2011	30,000 30,000 22,500	Nil Nil Nil	Nil 302,000 Nil	Nil Nil Nil	Nil Nil Nil	53,125(3) 52,800(3) 62,675(3)	8,125 384,800 85,175
James Powell(4) Vice-President of Corporate Development	2013 2012 2011	Nil Nil 19,912	Nil Nil Nil	51,250(5) 196,735 234,864	Nil Nil Nil	Nil Nil Nil	126,000(6) 151,009(7) Nil	177,250 349,744 254,776

NOTES:

(1)	Financial years ended August 31.
(2)	All amounts shown were paid in Canadian currency, our reporting currency.
(3)	Billed by Chase, a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.
(4)	Mr. Powell was appointed as Vice-President of Corporate Development on July 15, 2011.
(5)
Figures represent the grant date fair value of the options.  We used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies. Key assumptions used for fiscal 2013: Risk-free interest rate – 1.10%; estimated volatility – 98%; expected life – 3 years; estimated dividend yield – 0%; estimated forfeiture rate – 0%.

(6)	Billed by Albis Capital Corp. (“Albis”), a private company owned by Mr. Powell, for professional services provided.
(7)	Of this amount, $73,009 was paid to 7531577 Canada Inc., a company of which by Mr. Powell is a former partner and $78,000 was paid to Albis.

 OPTION-BASED AWARDS

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	300,000	2.70	January 9, 2015	-
Nick DeMare	200,000(2)	2.13	January 9, 2015	-
James Powell	100,000 60,000 125,000 285,000	4.22 2.13 0.66	July 15, 2014 January 9, 2015 April 12, 2016	- - 12,500 12,500

NOTES:

(1)
This amount is calculated as the difference between the market value of the securities underlying the options on August 30, 2013, being the last trading day of the Company’s shares for the financial year, which was $0.76, and the exercise price of the option.

(2)	Includes 50,000 options granted to Chase.

 INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for the NEOs the value of all incentive plan awards vested during the financial year ended August 31, 2013.

Name	Option-based awards- Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	Nil	N/A	N/A

Name	Option-based awards- Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Nick DeMare	Nil	N/A	N/A
James Powell	51,250(1)	N/A	N/A

NOTE:

(1)
Figures represent the grant date fair value of the options.  The Company used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies. Key assumptions used for fiscal 2013: Risk-free interest rate – 1.10%; estimated volatility – 98%; expected life – 3 years; estimated dividend yield – 0%; estimated forfeiture rate – 0%.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Effective October 1, 2010, the Company entered into a Management Agreement with Sierra Peru Pty Ltd. pursuant to which we have retained the services of Mr. Mark Saxon as the Company’s President and CEO.  Under the terms of the agreement, the Company pays a monthly fee of $13,500 for Mr. Saxon’s services, which shall continue until the agreement is terminated in accordance with the terms of the agreement. In addition, the Company has agreed to reimburse certain expenses incurred in connection with our business and to issue Mr. Saxon stock options as approved by the Board from time to time.  In the event that Mr. Saxon's services are terminated (i) by the Company without cause or (ii) in certain circumstances in connection with a change of control of Tasman, then the Company will be required to pay all accrued and unpaid compensation (and accrued expenses) plus 24 months compensation (which as of August 31, 2013 would be $324,000). Sierra Peru Pty Ltd. is owned jointly by Mr. Saxon and Mr. Michael Hudson, a director of Tasman.

PENSION PLAN BENEFITS

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.  The Company does not have any form of deferred compensation plan.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to each current and former director of the Company, who is not also a NEO, for the Company’s most recently completed financial year.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Henstridge	48,000	N/A	N/A	N/A	N/A	N/A	48,000
Michael Hudson	30,000	N/A	N/A	N/A	N/A	N/A	30,000
Robert G. Atkinson	18,000	N/A	N/A	N/A	N/A	N/A	18,000
Gillyeard Leathley	30,000	N/A	N/A	N/A	N/A	N/A	30,000

Outstanding Option-Based Awards

The following table sets forth for each director, other than the NEOs, all option-based awards outstanding as at August 31, 2013, the end of the most recently completed financial year, including awards granted before the end of the most recently completed financial year.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration date	Value of unexercised in-the-money options ($)(1)
David Henstridge	200,000	2.70	January 9, 2015	Nil
Michael Hudson	200,000	2.70	January 9, 2015	Nil
Robert G. Atkinson	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	Nil Nil
Gillyeard Leathley	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	Nil Nil

NOTE:

(1)
Value is calculated based on the difference between the exercise price of the option and the closing price of our Common Shares on the TSXV on August 30, 2013, being the last trading day of our shares for the financial year, which was $0.76.

 INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth for each director, other than the NEOs of the Company, the value of all incentive plan awards vested during the year ended August 31, 2013.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Henstridge	Nil	N/A	N/A
Michael Hudson	Nil	N/A	N/A
Robert G. Atkinson	Nil	N/A	N/A
Gillyeard Leathley	Nil	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the Company’s most recently completed fiscal year end:

Plan Category	Column (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Column (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Column (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)(2)
Equity Compensation Plans Approved By Securityholders	3,781,500	2.01	2,303,598
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	3,781,500	2.01	2,303,598

NOTE:

(1)
The Company currently has in place a "rolling" Option Plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Option Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. See " Particulars of Matters to be Acted Upon – Approval of Amended and Restated Option Plan " for further particulars of the Option Plan, as proposed to be amended and restated.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 8, 2014, no director, executive officer, employee, proposed management nominee for election as a director of the Company, nor any associate of any such director, executive officer, or proposed management nominee of the Company, or any former director, executive officer or employee of the Company or any of its subsidiaries, was indebted to the Company or any of its subsidiaries, or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below and elsewhere in this Information Circular, none of the proposed directors, directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or subsidiary of the Company, nor any person or company who beneficially owns, or controls or directs, directly or indirectly, Common Shares or a combination of both, carrying more than 10% of the voting rights attached to the outstanding Common Shares nor an associate or affiliate of any of the foregoing persons has since September 1, 2012 (the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D+H  Group LLP, Chartered Accountants, as auditor of the Company.  Pursuant to the articles of the Company, the directors will set the remuneration of the auditor.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Company were, to any substantial degree, performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose information about our corporate governance practices. This disclosure must be made in accordance with the corporate governance guidelines contained in National Policy 58-101 Corporate Governance Guidelines (the “Guidelines”).

The Board has adopted certain corporate governance policies to reflect our commitment to good corporate governance, and to comply with NI 58-101.  The Board periodically reviews these policies and proposes modifications to the Board for consideration as appropriate.  The Board is directly responsible for developing our approach to corporate governance issues.

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the company.

Applying the definition set out in NI 52-110, the Company has three independent directors, namely:  Messrs. David Henstridge, Robert Atkinson and Gillyeard Leathley.  The Company has three directors who are not independent, namely: Messrs. Mark Saxon, Nick DeMare and Michael Hudson.  As a result, the majority of the Board is not independent. Mr. Saxon, President and CEO and Mr. DeMare, CFO of the Company are not considered independent because they are officers of the Company.  Mr. Hudson, is also not considered independent because his company, Sierra Peru Pty Ltd., of which Mr. Saxon is also a principal, receives payment for Mr. Saxon’s services as President and CEO of the Company.

Pursuant to the rules of the NYSE-MKT, the Board must make a determination of those members of the Board who meet the independence requirements of the NYSE-MKT.  Accordingly, the Board has determined that Messrs. Leathley, Henstridge and Atkinson are considered independent under Section 803A of the NYSE-MKT Company Guide.

As of May 8, 2014, the following directors of the Company are also serving as directors of other reporting issuers, details of which are as follows:

Mark Saxon:  Darwin Resources Corp., Flinders Resources Limited and Mawson Resources Limited

Nick DeMare:  Aguila American Gold Limited, Cliffmont Resources Ltd., CuOro Resources Corp., Darwin Resources Corp., East West Petroleum Corp., Flinders Resources Limited, GGL Resources Corp., Hansa Resources Ltd., Kola Mining Corp., Lariat Energy Ltd., Mawson Resources Ltd., Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Tinka Resources Limited and Tumi Resources Limited

David Henstridge:  Kola Mining Corp., Mawson Resources Limited, Tinka Resources Limited and Tumi Resources Limited

Michael Hudson:  Darwin Resources Corp., Flinders Resources Limited and Mawson Resources Limited

Robert Atkinson:  Cassius Ventures Ltd., Flinders Resources Limited, Hansa Resources Limited and Spur Ventures Inc.

Gillyeard (Gil) Leathley:  Lariat Energy Ltd., Mawson Resources Limited, NovaGold Resources Inc., and Sunward Resources Ltd.

Except for related party transactions which require the approval of the Audit Committee, all matters to date have been considered and settled by the full Board,   Where matters discussed may involve persons having a conflict of interest or potential conflict of interest, that person may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions.  A director having a conflict of interest or potential conflict of interest will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the matter or be present in the meeting room when the vote is taken.  On occasions where it will be considered advisable, the Company’s independent directors may hold meetings at which non-independent directors and members of management are not in attendance, however no such meetings are held on a regularly scheduled basis and none have been held since the beginning of the Company’s must recently completed financial year. The independent directors are able to exercise their responsibilities for independent oversight of management by virtue of forming half of the Board.

Nick DeMare, the Company’s CFO, generally chairs the meetings of the Board and actively seeks out the views of the independent directors on all Board matters. In addition, the Company uses independent Board committees to approve matters relating to compensation, related party transactions, financial reporting, corporate governance and board nominations. During Board committee meetings, independent directors are free to openly and candidly discuss matters subject to their approval or recommendation.  This combined with the ability of the independent directors to meet as a group independently of any management directors whenever deemed necessary provides and promotes the leadership of the Company’s independent directors and facilitates the Board’s exercise of independent judgement in carrying out its responsibilities.

The following table sets out the attendance of the directors at Board meetings, Audit Committee and other Committee meetings held since the beginning of the most recently completed financial year until the date hereof.

Director	Board Meetings	Audit Committee Meetings	Corporate Governance/Nominating/ Compensation Committee Meetings	Total Attendance
Mark Saxon	4 out of 4	N/A	N/A	4
Nick DeMare	4 out of 4	4 out of 4(1)	N/A	8
David Henstridge	5 out of 5(2)	4 out of 4	3 out of 3(3)	12
Michael Hudson	4 out of 4	N/A	N/A	4
Robert Atkinson	5 out of 5(2)	4 out of 4	3 out of 3(3)	12
Gillyeard Leathley	5 out of 5(2)	3 out of 4	3 out of 3(3)	11

(1)	Mr. DeMare, the Company’s CFO, is an invited guest at each Audit Committee meeting so that he can present the financials and address the questions of the Committee members.
(2)	Includes one meeting of independent directors only.
(3)	One meeting for each of the Corporate Governance, Nominating and Compensation Committees

The Board does not have a written mandate.  However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  The Board does this with the assistance of its Board committees and together with the appropriate Board committee actively oversees the development, adoption and implementation of the Company’s strategies and plans, including:

•	to the extent feasible, satisfying themselves as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company,
•	the Company’s strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company’s succession planning, including appointing, training and monitoring senior management,
•	the Company’s major business development initiatives,
•	the Company’s policies for communicating with shareholders and others, and
•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board.  Such decisions will include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company’s business,
•	changes in senior management,
•	any transaction which is out of the ordinary course of business or could be considered to be material to the business of the Company; and
•	all matters as required under applicable law and stock exchange rules and regulations.

Position Descriptions

The Company does not have specific position descriptions for its Board members as any matters which have not been delegated specifically to senior management or to a committee are the responsibility of the full Board.

The Board and the CEO have not developed a written position description for the CEO, given the size and scope of operations of the Company.  The Company considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board on an executive level.  The CEO reports to the Board and advises and makes recommendations to the Board.  The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

The Board does not have a written position description for the Chairman given the size and scope of operations of the Company, but considers the Chairman to be primarily responsible for carrying out all strategic plans and policies as established by the Board on a Board level.  Mr. Nick DeMare, the Company’s CFO, generally chairs the meetings of the Board and actively seeks out the views of independent directors on all Board matters.

The Board has not developed a written position description for the Chair of each Board committee but considers the Chair to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the committee.

Orientation and Continuing Education

The Company’s Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding orientation and education programs to be undertaken for all new members of the Board and continuing education programs to be made available to members of the Board. Director orientation and on-going training may include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.  On occasions where it is considered advisable, the Corporate Governance Committee provides individual directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.  The Board ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board.  Board members are given access to management and other employees and advisors, who can answer any questions that may arise.  Regular technical presentations are made to the directors to keep them informed of the Company’s operations.

Ethical Business Conduct

On October 22, 2009, the Board adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the high standards of business conduct and ethics has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns to the Chair of the Audit Committee on a confidential and anonymous basis.  All complaints are to be forwarded to the Chair of the Audit Committee for investigation and corrective and disciplinary action, if appropriate.  The Company’s Whistleblower Policy was last amended on July 18, 2012 and is available on the Company’s website at www.tasmanmetals.com.

In addition to the Whistleblower Policy, the Board adopted a Code of Business Conduct and Ethics on September 23, 2011.  The Code of Business Conduct and Ethics affirms the Company’s commitment to uphold high moral and ethical principles and specifies the basic norms of behavior for those conducting business on its behalf.  While the Company’s business practices must be consistent with the business and social practices of the communities in which the Company operates, the Company believes that honesty is the essential standard of integrity in any locale.  Thus, though local customs may vary, the Company’s activities are to be based on honesty, integrity and respect.  The Corporate Governance Committee is responsible for compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conducted.  No waiver of the Code of Business Conduct and Ethics has ever been granted by the Corporate Governance Committee in favour of a director, officer or employee of the Company.  The Corporate Governance Committee relies on the anonymous compliant procedure set out in the Whistleblower Policy to monitor compliance with the Code of Business Conduct and Ethics. The Company’s Code of Business Conduct and Ethics is posted on the Company’s website at www.tasmanmetals.com.

In addition to the Company’s Code of Business Conduct and Ethics, each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

Nomination of Directors

The Company has a nominating committee (the “Nominating Committee”) that consists of Messrs. David Henstridge, Gillyeard Leathley (“Chair”) and Robert Atkinson all of whom are “independent” (as defined in NI 58-101).  As a result, the Nominating Committee is composed entirely of “independent” directors.  The Nominating Committee implemented a written charter which was adopted by the Board on September 23, 2011, as amended September 12, 2012, a copy of which is available on the Company’s website at www.tasmanmetals.com.  The Nominating Committee’s mandate is to, among others:

(a)
conduct an analysis of the collection of intangible and intangible skills and qualities necessary for an effective Board given the Company’s current operational and financial condition, the industry in which the Company operates and the strategic outlook of the Company;

(b)	periodically compare the tangible and intangible skills and qualities of the existing Board members with the analysis of required skills and identifying opportunities for improvement; and

(c)	identify and recommend to the Board qualified and suitable individuals for nomination to the Board.

Nominees will be selected for qualities such as integrity, business judgment, independence, business or professional expertise, international experience, residency and familiarity with geographic regions relevant to the Company’s strategic priorities.

If the Company is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of the Nominating Committee.

With respect to the identification of potential nominees, the Nominating Committee will be responsible for:

(a)
identifying individuals qualified to become new Board members, including those recommended by security holders and others, and recommending to the Board the new director nominees for the next annual meeting of shareholders;

(b)	defining roles and expectations of Board members;

(c)	identifying and maintaining a list of potential directors that possess the qualifications established by the Nominating Committee; and

(d)	if applicable, or required by law or exchange policies, the Nominating Committee shall adopt an appropriate process for security holders to submit recommendations for candidates for the Board.

Compensation

The Company has a compensation committee (the “Compensation Committee”) that consists of Messrs. Robert Atkinson (Chair), David Henstridge and Gillyeard Leathley all of whom are “independent” (as defined in NI 58-101).   As a result, the Compensation Committee is composed entirely of “independent” directors.  The Compensation Committee implemented a written charter which was adopted by the Board on September 23, 2011, as amended September 12, 2012, a copy of which is available on the Company’s website at www.tasmanmetals.com.  The Compensation Committee’s mandate is to, among others:

(a)	recommend to the Board compensation of the Company’s executive officers;

(b)
recommend levels of executive compensation that are competitive and motivating in order to attract, hold and inspire the chief executive officer, senior officers and other key employees and for recommending compensation for directors; and

(c)	administer the Company's Option Plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company as well as compensation for executive officers and directors fees, if any, from time to time.  Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company.  In addition to stock option grants, each director of the Company is paid a fee per month in their capacity as a director.  The form and amount of cash of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i)
compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

(ii)
the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

The Compensation Committee also performs any other duties or responsibilities delegated to the Compensation Committee by the Board from time to time relating to the Company’s compensation programs.

Assessments

The Company has a corporate governance committee (the “Corporate Governance Committee”) that consists of Messrs. Robert Atkinson (Chair), David Henstridge and Gillyeard Leathley all of whom are “independent” (as defined in NI 58-101).  As a result, the Corporate Governance Committee is comprised entirely of “independent” directors.  The Corporate Governance Committee implemented a written charter which was adopted by the Board on September 23, 2011, as amended September 12, 2012, a copy of which is available on the Company’s website at www.tasmanmetals.com.

The Corporate Governance Committee is responsible for assessing the Board and its committees and specifically arranging for annual surveys of the directors to be conducted with respect to their views on the effectiveness of the Board, its committees and the directors.  In conjunction therewith, the Corporate Governance Committee will assess the effectiveness of the Board, as well as the effectiveness and contribution of each of the Board’s committees and will report to the Board thereon.

Additionally, the Corporate Governance Committee is responsible for monitoring and making recommendations with respect to the following matters:

(a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;

(b)	policies regarding management serving on outside boards;

(c)	retirement policy for directors based upon age, health or other considerations;

(d)	the Company’s charitable and political donation policies;

(e)	the Company’s Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;

(f)
the Company’s Stock Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of the Company who are required to file insider reports pursuant to the Policy do so;

(g)	the Company’s Corporate Disclosure Policy and compliance therewith;

(h)
the retainer, subject to the Committee’s approval and at the expense of the Company, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto;

(i)	policies regarding director responsibilities;

(j)	policies regarding director access to management; and

(k)	policies regarding management succession.

Other Board Committees

Except as described above, the Board has no other standing committees other than the Audit Committee.

NYSE-MKT Corporate Governance

Sections 803B, 804 and 805 of the NYSE-MKT Company Guide require that the Audit Committee, Nominating Committee and the Compensation Committee of a NYSE-MKT listed company must be comprised solely of independent directors.

As of the date of this Information Circular, the Company’s Audit, Nominating, Corporate Governance and Compensation committees are comprised of three members: Gil Leathley, Robert G. Atkinson, and David Henstridge.  Messrs. Leathley, Atkinson, and Henstridge have previously been determined to be independent under applicable NYSE MKT requirements and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended.

AUDIT COMMITTEE

For information concerning the Company’s Audit Committee see the section titled “Audit Committee” in the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2013 available at www.sedar.com and on the Company’s website at www.tasmanmetals.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Amended and Restated Option Plan

The Company proposes to amend and restate the Option Plan (the “Amended and Restated Option Plan”), subject to TSXV acceptance, which shall replace and supersede the current Option Plan last approved by shareholders on March 14, 2013.  Shareholder approval of the Amended and Restated Option Plan is required as a condition of obtaining final TSXV acceptance of the Amended and Restated Option Plan.

The Amended and Restated Option Plan is substantially similar to the current Option Plan, except that it has been revised to comply with the amendments made to TSXV Policy 4.4 Incentive Stock Options, which became effective as at May 8, 2013. In particular, the Amended and Restated Option Plan has been revised to:

(a)	update certain defined terms and provisions to be consistent with the amendments made to TSXV Policy 4.4; and

(b)	provide for the automatic extension of the expiration date of an option by ten business days if such expiry date falls within a blackout period formally imposed by the Company during which the Company prohibits optionees from exercising their options pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information as now permitted under TSXV Policy 4.4.

The Amended and Restated Option Plan is a rolling stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company at any time available for issuance thereunder. The purpose of the Amended and Restated Option Plan is to provide the Company with a share related mechanism to enable it to attract and retain qualified directors, officers, employees, management company employees and consultants, promote a proprietary interest in the Company and its affiliates among its employees, management company employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates. The Amended and Restated Option Plan provides that it is solely within the discretion of the Board to determine which directors, officers, employees, management consultant employees and consultants should receive options and in what amounts.

The following information is intended to be a brief description of the Amended and Restated Option Plan and is qualified in its entirety by the full text of the Amended and Restated Option Plan, which is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

(a)
The maximum number of Common Shares that may be issued upon exercise of stock options granted under the Amended and Restated Option Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV, and in any event, the exercise price will not be less than $0.10.

(b)
The maximum aggregate number of shares that may be reserved under the Amended and Restated Option Plan for issuance to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding shares of the Company at the time of grant, unless the Company has obtained “disinterested shareholder” in accordance with the policies of the TSXV.

(c)
The maximum aggregate number of shares that may be reserved under the Amended and Restated Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12 month period shall not exceed 2% of the issued and outstanding shares of the Company at the time of grant.

(d)
The maximum aggregate number of shares that may be reserved under the Amended and Restated Option Plan or other share compensation arrangements of the Company for issuance to persons who are employed in investor relations activities during any 12 month period shall not exceed 2% of the issued and outstanding shares of the Company at the time of grant.

(e)
Options issued to consultants who perform investor relations activities will be subject to a vesting schedule of at least 12 months whereby no more than 25% of the options granted may be vested in any three month period. Options issued to optionees other than consultants who perform investor relations activities may, at the discretion of the Board or Committee (as defined below), be subject to vesting conditions.

(f)
Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Amended and Restated Option Plan. All options granted under the Amended and Restated Option Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

(g)
If the option holder ceases to be a director, officer, employee, management company employee or consultant of the Company (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Company, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or Committee, at its own discretion, extends the expiry of the Option. In the event of the death of an optionee, an option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such optionee’s rights under the option shall have passed under the optionee’s will or pursuant to law, for a period not exceeding one year from the optionee’s death. In the event that the optionee shall cease to be an officer, employee, management company employee or consultant of the Company for termination for cause, the option shall terminate and shall cease to be exercisable immediately upon such termination for cause.

The Amended and Restated Option Plan may be administered by the Board or by a committee of two or more directors who may be designated from time to time to serve as the committee for the Amended and Restated Option Plan (the “Committee”).

The Policies of the TSXV require that the Amended and Restated Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)
the Amended and Restated Option Plan, which replaces and supersedes the stock option plan of the Company last approved by shareholders on March 14, 2013, with or without amendments that may be required to conform to the policies of the TSXV or comply with rules and regulations of any other regulatory body having authority over the Company or the Amended and Restated Option Plan, is hereby ratified, confirmed and approved;

(b)
the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Amended and Restated Option Plan entitling all of the optionholders in aggregate to purchase up to such number of Common Shares of the Company as is equal to 10% of the number of Common Shares of the Company issued and outstanding on the applicable grant date; and

(c)
any one of the directors or officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the Company’s profile on SEDAR website located at www.sedar.com.  The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the website noted above.  Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at Tasman Metals Ltd., at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7, attention Mariana Bermudez, Corporate Secretary; or by telephone: 604-685-9316.

TASMAN METALS LTD.
(the “Corporation”)

2014 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A.  These documents will be accessible under the Issuer profile of Tasman Metals Ltd. at www.sedar.com. However, if you wish to receive these documents by mail, please complete and return this form to:

TASMAN METALS LTD.
 #1305 – 1090 West Georgia Street
Vancouver, BC   V6E 3V7

The undersigned Securityholder hereby elects to receive or not receive:

☐ Yes ☐ No	Interim Financial Statements for the first, second and third financial quarters of 2014 and the related MD&A;

--- and / or ---

☐ Yes ☐ No	Annual Financial Statements for the fiscal year ended August 31, 2014 and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

Address:

Postal Code:

I confirm that I am a:   ☐  registered shareholder  OR   ☐ beneficial shareholder of the Corporation.

Signature of Securityholder:	Date:

ISIN: CA87652B1031  /   CUSIP: 87652B103

TASMAN METALS LTD.

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 12, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 PM (Pacific Time) on June 10, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17AP14162.E.sedar/000001/000001/8

Appointment of Proxyholder

I/We, being holder(s) of Tasman Metals Ltd. (the "Company") hereby appoint: Nick DeMare, or failing him, Mariana Bermudez,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Tasman Metals Ltd. to be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on June 12, 2014 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at six.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. MARK SAXON	☐	☐	02. NICK DEMARE	☐	☐	03. DAVID HENSTRIDGE	☐	☐
04. MICHAEL HUDSON	☐	☐	05. ROBERT G. ATKINSON	☐	☐	06. GILLYEARD (GIL) LEATHLEY	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of D+H Group LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of New Stock Option Plan To consider and, if thought fit, to pass an ordinary resolution to approve a new 10% stock option plan of the Company, as more particularly described in the management proxy circular.	☐	☐

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	For	Against
5. Other Business To transact such other business as may properly come before the meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

AUXQ 187633 AR0

TASMAN METALS LTD.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 12, 2014

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 2:00 PM (Pacific Time) on June 10, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17AP14162.nobo.lf.sedar/000001/000001/i

Appointee(s)

Management Appointees are: Nick DeMare, or failing him, Mariana Bermudez,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of securityholders of Tasman Metals Ltd. to be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on June 12, 2014 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at six.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. MARK SAXON	☐	☐	02. NICK DEMARE	☐	☐	03. DAVID HENSTRIDGE	☐	☐
04. MICHAEL HUDSON	☐	☐	05. ROBERT G. ATKINSON	☐	☐	06. GILLYEARD (GIL) LEATHLEY	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of D+H Group LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of New Stock Option Plan To consider and, if thought fit, to pass an ordinary resolution to approve a new 10% stock option plan of the Company, as more particularly described in the management proxy circular.	☐	☐

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	For	Against
5. Other Business To transact such other business as may properly come before the meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

AUXQ 187632 AR0